Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three-month periods ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of financial position (Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of financial position

	Notes	As at March 31, 2023	As at December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents		48,798	59,924
Grants receivable and other current assets		2,064	3,983
Sales taxes receivable		1,453	1,972
Tax credits receivable		4,362	4,362
Restricted cash and deposits		621	621
Prepaid expenses		1,547	3,062
Total current assets		58,845	73,924

NON-CURRENT
Tax credits receivables		5,533	5,458
Investment – Listed shares		1,475	800
Property, plant and equipment	4	65,773	64,135
Intangible assets		136	182
Right-of-use assets		2,531	2,656
Restricted cash and deposits		2,843	2,919
Total non-current assets		78,291	76,150
Total assets		137,136	150,074

LIABILITIES
CURRENT
Accounts payables and accrued liabilities		13,072	15,429
Deferred grants		883	20
Current portion of lease liabilities		445	431
Current portion of borrowings		345	225
Total current liabilities		14,745	16,105

NON-CURRENT
Asset retirement obligation		976	952
Borrowings		1,606	1,763
Lease liabilities		2,271	2,386
Convertible notes	5	68,002	56,544
Total non-current liabilities		72,855	61,645
Total liabilities		87,600	77,750

EQUITY
Share capital	6.1	210,786	210,786
Other reserves	5	2,446	829
Contributed surplus		26,054	25,313
Deficit		(189,750)	(164,604)
Total equity		49,536	72,324
Total liabilities and equity		137,136	150,074
Going Concern	1
Commitments	14
Subsequent Events	16

APPROVED BY THE BOARD OF DIRECTORS
(s) Eric Desaulniers – “Director”
(s) Daniel Buron – “Director”
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of loss and comprehensive loss (Amounts expressed in thousands of Canadian dollars - unaudited)

Consolidated statements of loss and comprehensive loss

		For the three-month periods ended
	Notes	March 31, 2023 $	March 31, 2022 $
EXPENSES
Exploration and evaluation expenses	7	1,647	1,982
Battery Material Plant project expenses	8	4,733	5,615
General and administrative expenses	9	6,909	8,350
Operating loss		13,289	15,947
Net financial costs	10	11,757	124
Loss before tax		25,046	16,071
Income tax		100	-
Net loss and comprehensive loss		25,146	16,071

Basic and diluted loss per share	6.1	(0.45)	(0.29)
Weighted average number of shares outstanding	6.1	56,034,874	55,176,921

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of changes in equity

	Notes	Number	Share capital $	Contributed surplus and warrants $	Other reserves $	Deficit $	Total equity $
Balance as at January 1, 2023		55,873,898	210,786	25,313	829	(164,604)	72,324
Share-based compensation	6.2	-	-	741	-	-	741
Settlement of interest on 2022 Convertible Notes	5	-	-	-	1,617	-	1,617
Net loss and comprehensive loss		-	-	-	-	(25,146)	(25,146)
Balance as at March 31, 2023		55,873,898	210,786	26,054	2,446	(189,750)	49,536

	Notes	Number	Share capital $	Contributed surplus and warrants $	Deficit $	Total equity $
Balance as at January 1, 2022		55,118,316	206,483	16,102	(116,890)	105,695
Shares issued from offering	6.1	19,901	192	-		192
Options exercised	6.2	79,500	394	(135)	-	259
Share-based compensation	6.2	-	-	3,266	-	3,266
Share issue costs		-	(192)	-	-	(192)
Net loss and comprehensive loss		-	-	-	(16,071)	(16,071)
Balance as at March 31, 2022		55,217,717	206,877	19,233	(132,961)	93,149

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.
Consolidated statements of cash flow (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Consolidated statements of cash flows

		For the three-month periods ended
	Notes	March 31, 2023 $	March 31, 2022 $
OPERATING ACTIVITIES
Net loss		(25,146)	(16,071)
Depreciation and amortization	4	1,157	995
Change in fair value – listed shares		(675)	-
Change in fair value – embedded derivatives	5	10,279	-
Interest on convertible notes	5	1,617	-
Unrealized foreign exchange loss (gain)		(40)	192
Share-based compensation	6.2	582	3,266
Accretion included within financial costs		1,183	20
Net change in working capital	11	2,229	(1,206)
Cash flows used in operating activities		(8,814)	(12,804)

INVESTING ACTIVITIES
Additions to property, plant, and equipment	4 - 11	(4,224)	(6,040)
Restricted cash and deposits		56	112
Grants received		2,743	-
Cash flows used in investing activities		(1,425)	(5,928)

FINANCING ACTIVITIES
Proceeds from offering		-	192
Costs from convertible notes		(659)
Repayment of borrowings and lease liabilities		(155)	(137)
Proceeds from the exercise of stock options	6.2	-	259
Share and deferred share issue costs		(62)	(269)
Cash flows from financing activities		(876)	45

Effect of exchange rate changes on cash		(11)	(181)

Net change in cash and cash equivalents		(11,126)	(18,868)
Cash and cash equivalent at the beginning of the period		59,924	62,355
Cash and cash equivalents at the end of the period		48,798	43,487
Non-cash investing and financing activities	11

The accompanying notes are an integral part of the condensed consolidated interim financial statement

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Notes to the condensed consolidated interim financial statements

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company") was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange, NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the three-month period ended March 31, 2023, the Company reported net loss after tax of $25.1 million; cash outflows from operating activities of $8.8 million and an accumulated deficit of $189.8 million and has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company's ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2022. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2022, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements for the three-month periods ended March 31, 2023 (including comparative statements) were approved and authorized for publication by the Board of Directors on May 10, 2023.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses can be found in the note 5 of the Consolidated audited annual financial statement. Actual results may differ significantly.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

4.	PROPERTY, PLANT AND EQUIPMENT

	For the three-month period ended March 31, 2023
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction [1] $	Battery Material Demonstration Plant under construction [1] $	Total $
COST
Balance as at January 1, 2023	2,455	3,267	9,813	141	118	128	37,785	14,591	68,298
Additions	-	-	25	-	-	-	2,109	490	2,624
Balance as at March 31, 2023	2,455	3,267	9,838	141	118	128	39,894	15,081	70,922
ACCUMULATED DEPRECIATION
Balance as at January 1, 2023	-	551	3,478	72	25	37	-	-	4,163
Depreciation	-	56	908	12	4	6	-	-	986
Balance as at March 31, 2023	-	607	4,386	84	29	43	-	-	5,149
Net book value as at March 31, 2023	2,455	2,660	5,452	57	89	85	39,894	15,081	65,773

	For the year ended December 31, 2022
	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Mine under construction [1] $	Battery Material Demonstration Plant under construction [1] $	Total $
COST
Balance as at January 1, 2022	2,412	2,791	163	141	25	53	18,032	18,886	42,503
Additions	43	15	248	-	-	50	19,753	5,687	25,796
Transfers	-	461	9,402	-	93	26	-	(9,982)	-
Write-Off/Disposals	-	-	-	-	-	(1)	-	-	(1)
Balance as at December 31, 2022	2,455	3,267	9,813	141	118	128	37,785	14,591	68,298
ACCUMULATED DEPRECIATION
Balance as at January 1, 2022	-	330	19	25	11	15	-	-	400
Depreciation	-	221	3,459	47	14	23	-	-	3,764
Write-Off/Disposals	-	-	-	-	-	(1)	-	-	(1)
Balance as at December 31, 2022	-	551	3,478	72	25	37	-	-	4,163
Net book value as at December 31, 2022	2,455	2,716	6,335	69	93	91	37,785	14,591	64,135

[1] Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The amount of borrowing costs included in mine under construction for the three-month period ended March 31, 2023, is $56 (nil for the three-month period ended March 31, 2022). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the three-month period ended March 31, 2023.

5.	CONVERTIBLES NOTES

2022 – US$50 Million Convertible Notes with Mitsui, Pallinghurst, and Investissement Québec

	Host (amortized cost) $	Derivative (FVTPL) $	Deferred amount $	Total $
Issuance	48,703	20,453	(2,773)	66,383
Interest accretion	732	-	-	732
Fair value adjustment	-	(11,199)	-	(11,199)
Amortization	-	-	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544
Interest accretion	1,218	-	-	1,218
Fair value adjustment	-	10,041	-	10,041
Amortization	-	-	238	238
Foreign exchange	(40)	(1)	2	(39)
Balance as of March 31, 2023	50,995	19,421	(2,414)	68,002

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million). The Notes are denominated in US Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater between (a) the 3-month CME Term SOFR plus 4% and (b) 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the Exchanges approval; and
-	Increasing the interest rate to the greater of (a) 7% and (b) the 3-month CME Term SOFR plus 5%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-	General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.
-	Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interests paid to date to the investors.
-	Interest repayment option: At the end of each quarter starting December 31, 2022, the Company has an option to pay the interest in (i) cash; or (ii) in Common Shares subject to TSXV and NYSE approvals, by delivering share certificates to the Holders upon maturity, conversion or redemption at a US Dollar equivalent of the Company’s market share price determined at the quarter end on which such interest become payable.
-	The Notes also include redemption mechanisms at the option of the holders in the event of a change of control or an event of default.

For the three-month period ended March 31, 2023, the interest coupon totalled an aggregate amount of $1,617 (US$1,196). The Company elected to pay the quarterly interest coupon with 234,029 common shares at a price of US$ 5.11 that will be issued at maturity or conversion of the Notes. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Sensitivity analysis on inputs that have an impact on the fair value revaluation of the derivative:

	December 31, 2022	Reasonably possible change	Sensitivity [1] $ (derivative liability)	March 31, 2023	Reasonably possible change	Sensitivity [1] $ (derivative liability)
Observable inputs
Share Price	US$3.82	+/- 10%	+3.6M/-1.9M	US$5.13	+/- 10%	+4.3M/-6.1M
Foreign Exchange rate	1.35	+/- 5%	+/- 0.5M	1.35	+/- 5%	+/-1M
Unobservable inputs
Expected volatility	50%	+/- 10% (absolute)	+3.2M/-1.7M	49%	+/- 10% (absolute)	+2.4M/-4.8M
Credit Spread	9%	+/- 1% (absolute)	+/- 0.3M	6%	+/- 1% (absolute)	+/-0.7M

[1] Holding all other variables constant

6.	EQUITY

6.1	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

	For the three-month period ended March 31, 2023	For the year ended December 31, 2022
Shares issued at the start of the period	55,873,898	55,118,316
Shares issued from offering	-	502,082
Options exercised	-	253,500
Shares issued at the end of period	55,873,898	55,873,898

On January 21, 2022, the Company filed a prospectus supplement establishing a new at-the-market equity offering (“ATM Offering”). The ATM Offering allows the Company to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of common shares of the Company from time to time, at the Company’s discretion. From January 21, 2022 to December 31, 2022, the Company issued 502,082 common shares at an average price of $7.94 for gross proceeds of $3,987, commissions of $100, for total net proceeds of $3,887. During the three-month period ended March 31, 2023, no common shares were issued in connection with the ATM Offering.

6.2	SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The Company’s share options are as follows:

	For the three-month period ended March 31, 2023		For the year ended December 31, 2022
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	3,911,804	7.42	2,352,249	7.07
Granted	453,048	8.20	2,219,304	8.13
Exercised	-	-	(253,500)	2.90
Expired	-	-	(385,000)	12.21
Forfeited	(20,250)	7.18	(21,249)	9.47
Cancelled	(487,804)	8.20	-	-
Ending balance	3,856,798	7.42	3,911,804	7.42
Options that can be exercised	3,138,125	7.29	2,872,500	7.22

On February 17, 2023, the TSXV approved the cancellation of 487,804 options (initial options) previously issued to consultants and which were replaced with the grant of 453,048 new options (replacement options). The options have been issued as a consideration to secure Project financing for the Matawinie Mine and the Bécancour Battery Material Plant. The initial options had an exercise price of $8.20 and vested on the closing of the project financing subject to expiry on March 28, 2023. The replacement options have an exercise price of $8.20, vest on the closing of the project financing (no later than March 28, 2025) and will expire two years following the vesting of those options (no later than March 28, 2027). The incremental fair value of this modification is $1,036, which was measured using the Black-Sholes option pricing model based on the assumptions below and is being recognized as an expense over the period from the modification date to the end of the extended vesting period.

•	Stock price: $8.20

•	Expected volatility: 93%

•	Risk-free rate: 3.79%

•	Expected dividend: nil

The expense representing the fair value of the initial options granted will continue to be recognized as if the terms had not been modified.

7.	EXPLORATION AND EVALUATION EXPENSES

	For the three-month period ended March 31, 2023 $	For the three-month period ended March 31, 2022 $
Wages and benefits	815	933
Share-based compensation	79	262
Engineering	-	60
Professional fees	175	43
Materials, consumables, and supplies	166	310
Maintenance and subcontracting	204	300
Geology and drilling	-	15
Utilities	104	148
Depreciation and amortization	73	60
Other	65	41
Uatnan mining project	95	-
Grants	(54)	-
Tax credits	(75)	(190)
Exploration and evaluation expenses	1,647	1,982

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

8.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month period ended March 31, 2023 $	For the three-month period ended March 31, 2022 $
Wages and benefits	908	535
Share-based compensation	75	9
Engineering	1,519	3,367
Professional fees	203	349
Materials, consumables, and supplies	600	375
Maintenance and subcontracting	396	183
Utilities	214	213
Depreciation and amortization	1,021	879
Other	34	41
Grants	(237)	(336)
Battery Material Plant project expenses	4,733	5,615

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month period ended March 31, 2023 $	For the three-month period ended March 31, 2022 $
Wages and benefits	2,062	2,024
Share-based compensation	429	2,995
Professional fees	1,032	398
Consulting fees	755	512
Travelling, representation and convention	210	87
Office and administration	2,226	2,157
Stock exchange, authorities, and communication	126	111
Depreciation and amortization	63	56
Other financial fees	6	10
General and administrative expenses	6,909	8,350

10.	NET FINANCIAL COSTS

	For the three-month period ended March 31, 2023 $	For the three-month period ended March 31, 2022 $
Foreign exchange loss (gain)	(31)	164
Interest income	(636)	(81)
Interest expense on lease liabilities	5	2
Change in fair value - listed shares	(675)	-
Change in fair value - embedded derivative and deferred amount amortization	10,279	-
Accretion on borrowings and notes	1,183	20
Interest on borrowings and notes	1,632	19
Net financial costs	11,757	124

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

11.	ADDITIONAL CASH FLOW INFORMATION

	For the three-month period ended March 31, 2023 $	For the three-month period ended March 31, 2022 $
Grants receivable and other current assets	130	490
Deferred grants	25	-
Mining tax credits	(75)	(191)
Sales taxes receivable	519	174
Prepaid expenses	1,535	1,452
Accounts payable and accrued liabilities	95	(3,131)
Total net change in working capital	2,229	(1,206)

Non-cash investing and financing activities
Property, plant and equipment included in accounts payable and accrued liabilities	5,587	4,740
Share issue costs included in accounts payable and accrued liabilities	-	267
Deferred expenses included in accounts payable and accrued liabilities	87	-

12.	RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2023, share-based compensation expenses for key management personnel totalled $107 ($1,762 for the three-month period ended March 31, 2022) and nil for directors ($1,247 for the three-month period ended March 31, 2022).

During the three-month period ended March 31, 2023, the Company also incurred interest to be paid to Investissement Québec and Pallinghurst, as disclosed in Note 5 – Convertible Notes above. The Company has elected to pay the accrued interest in common shares which will be issued at maturity or conversion of the Notes.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, grants receivable and other current assets and accounts payable and other. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $50.1 million (US$37 million) (level 3).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

NOUVEAU MONDE GRAPHITE INC.
Notes to the condensed consolidated interim financial statements (Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	As at March 31, 2023
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	1,475	-	-	1,475
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 5)	-	-	17,007	17,007

	As at December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	800	-	-	800
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 5)	-	-	6,727	6,727

There were no transfers between Level 1, Level 2 and Level 3 during the three-month period ended March 31, 2023 (none in 2022).

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

14.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at March 31, 2023, the Company had issued $3,402 of purchase orders for the acquisition of property, plant and equipment and $4,070 in relation to the operations.

15.	COMPARATIVE FIGURES

The Company added a new category of expense namely "utilities" within Note 8 "Battery Material Plant Project Expenses". Consequently, comparative figures have been reclassified to conform to current year presentation. The reclassification had no impact on the net loss.

16.	SUBSEQUENT EVENTS

On April 17, 2023, the Company concluded an underwritten public offering agreement for 4,850,000 common shares, at a price of US$4.55 per share for gross proceeds of $29.5M (US$22.0M). The Offering was conducted on a bought deal basis through a syndicate of underwriters led by BMO Capital Markets and Cormark Securities Inc. In consideration for the services rendered by the underwriters, the Company has agreed to pay the underwriters a cash fee equal to 6% of the gross proceeds of the Offering.